UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired approximately 82.33% of the outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published a quarterly NAV announcement and trading update, factsheet and investor presentation for the three months ended June 30, 2024 on the London Stock Exchange and its website which included information regarding Grindrod Shipping. Such information is not included as part of, or incorporated by reference in, this 6-K or any of Grindrod Shipping’s public filings or press releases.

TMI’s quarterly NAV announcement referenced above notes that the blended net time charter equivalent (“TCE”) across the TMI and Grindrod Shipping fleet increased c.7% over the previous quarter to an average TCE rate of US$13,264 per day for the quarter ended June 30, 2024 (versus US$12,430 at March 31, 2024). At quarter end, the combined average TCE was US$14,707 per day (versus US$13,132 at March 31, 2024).

The combined Grindrod Shipping and TMI fleet, largely maintained on short-term charters, was well-positioned to take advantage of the improving market with a sizeable portion fixed at higher market rates during the period. Earnings improved quarter-on-quarter and the combined fleet outperformed its benchmark indices by $835 per day (8%) for the combined Handysize fleet and $937 per day (6%) for the Supra/Ultramax fleet. TMI uses adjusted BHSI and BSI Time Charter Average (“TCA”) figures net of commissions and weighted according to average dwt of the TMI group's combined Handysize and Supra/Ultramax fleets, respectively.

On May 8, 2024, we exercised the option to extend the firm charter-in period of the 2014-built handysize bulk carrier IVS Kestrel for 11 to 13 months.

On May 22, 2024, we entered into a contract to charter-out the 2017-built supramax bulk carrier IVS Swinley Forest for 11 to 13 months at a net time charter rate of $17,100 per day with a blue-chip charterer.

On July 3, 2024, we entered into a contract to sell the 2024-built handysize bulk carrier, HB Imabari, for gross proceeds of $35.35 million (a c.0.3% premium to Fair Market Value), with delivery to her new owners planned on or about September 30, 2024.

On a look-through group basis (TMI and Grindrod Shipping) debt-to-gross assets (excluding lease liabilities) was 35.4% at June 30, 2024 (versus 35.8% at March, 31, 2024). Outstanding debt was $338.3 million on a look-through basis. TMI and Grindrod Shipping have a look-through group leverage target of 25-30% of gross assets (excluding lease liabilities).

The number of covered combined fleet ship days remaining for the 2024 calendar year stands at 42% with an average TCE rate of $14,010 per day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: July 26, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer

3